126 East King Street Lancaster, Pennsylvania 17602 Tel (717) 299-5201 Fax (717) 291-4660 www.barley.com	Kimberly J. Decker, Esquire Direct Dial Number: 717-399-1506 E-mail: kdecker@barley.com

December 15, 2017

Securities & Exchange Commission

450th Street, N.W.

Washington, D.C. 20549-1004

Attn: Filing Desk

Re:	Noble Advisors, LLC Form 1-A Filing

Ladies and Gentlemen:

On behalf of Noble Advisors, LLC, a Pennsylvania limited liability company (“Noble”), we transmit for filing, pursuant to the Securities Act of 1933, as amended, a Regulation A Offering Statement on Form 1-A. Please transmit a confirmation of the receipt of this transmission.

The enclosed Offering Statement relates to the proposed offering by Noble of up to $20.0 million of subordinated, unsecured, interest only promissory notes in an offering intended to qualify for exemption from registration as a Tier 1 offering pursuant to Regulation A.

Please call the undersigned if you have any questions in connection with this matter.

Very truly yours,

/s/ Kimberly J. Decker
Kimberly J. Decker

KJD:

CC (via email):

Gregory K. Millen

Terry Hertzog

Barley Snyder

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